Exhibit 99.20

American Rebel Holdings, Inc. (NASDAQ: AREB) Makes $1.5 Million Strategic Investment in RAEK - Building the First-Party Data Engine for the AI Economy

American Rebel — America’s Next Great Success Story — Becomes a Strategic Owner in RAEK, the Fast-Growing Leader in First-Party Data. Together, this powerful combination unites a rising consumer brand with the future of digital intelligence, unlocking long-term growth and shareholder value

RAEK delivers structured, resolved, and permissioned first-party data, making AI applications more actionable, accurate, and compliant

Nashville, TN, Oct. 06, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB), America’s Patriotic Brand ( www.americanrebel.com ), today announced a $1.5 million strategic investment in RAEK Data, LLC. (“RAEK”) , an innovative leader in first-party data and identity resolution ( www.raekdata.com ).

Strategic Investment in RAEK: Fueling Customer Loyalty, Data-Driven Growth, and the Future of American Rebel

Over the past several months, Andy Ross, CEO of American Rebel, has had the opportunity to spend meaningful time with Cory Crapes, co-founder of RAEK, at multiple NHRA events and in and around Nashville, TN. During this time, Ross witnessed firsthand the strength of the RAEK platform and the team’s dedication to innovation. Backed by decades of hands-on success in technology and data innovation, Crapes and his team were instrumental in facilitating enhanced campaigns for American Rebel this past June. These campaigns successfully attracted new customers and, most importantly, converted them into long-term brand loyalists.

“Working alongside Cory and the RAEK team has been an incredible experience,” said Andy Ross, CEO of American Rebel . “Their first-party data technology has already transformed how American Rebel engages with our customers, delivering measurable results in both acquisition and retention. After seeing that impact firsthand, investing in RAEK was the natural next step. This is about more than technology, it’s about aligning with a partner who understands our brand and is helping us fuel long-term growth.”

Ross continued:

“During American Rebel’s previous Regulation A offering with Digital Offering and DealMaker, launched in 2024, we saw just how powerful our brand truly is, and how much first-party data we have the ability to collect from our fans. The American Rebel brand is resonating nationwide. That experience showed us the importance of building strong, direct connections with fans who turn into customers, and ultimately, long-term customers who also have the ability to become shareholders. Our investment into RAEK was a no-brainer, their services are perfectly aligned with our vision to ensure that as we move forward, we’re communicating effectively and cultivating those relationships. We are building America’s next great success story with American Rebel, America’s Patriotic Brand. Now, through this strategic investment, we also own a piece of something every company and brand needs to pay attention to: effective communication and the cultivation of fans and customers into loyal advocates, and even shareholders driven by next generation data solutions.”

RAEK: A Fast-Growing Advantage in the Privacy-First Era

RAEK provides businesses with a competitive advantage in today’s rapidly changing digital economy. Just as American Rebel has partnered with TSR Nitro Racing — with world-class champions like Matt Hagan and Tony Stewart, to showcase its brand on the national stage. Just as, American Rebel has aligned with AlcSource (a leading beverage formulator and business facilitator) and City Brewing (the nation’s largest co-packer) to ensure scalability without building costly facilities. RAEK represents another essential, world-class partnership.

With RAEK, American Rebel gains more than a data solution, it gains a strategic edge. By converting anonymous website visitors into marketable, compliant customer profiles, RAEK empowers brands to replace guesswork with intelligence, reduce acquisition costs, and create deeper, more personalized connections. This type of advantage allows American Rebel to focus on marketing, scaling, and cultivating fans into lifelong customers and shareholders, instead of relying on outdated, third-party data models.

Ross emphasized:

“RAEK isn’t just a data solution, they’re the best at what they do. They’re a fast-growing company with the ability to become a true unicorn in the new era of first-party data collection. And importantly, they love America, and they love American Rebel. That alignment of values, passion, and execution creates a powerful combination. We believe this partnership not only strengthens our business but also has the ability to generate incremental and significant wealth for our company and shareholders. It’s just really smart.”

RAEK’s Perspective: Validation Through Execution

“It’s every startup’s dream to win a NASDAQ-listed client, deliver measurable results, and then see that client so impressed they choose to invest in your company,” said Cory Crapes, co-founder of RAEK. “That kind of validation speaks volumes about the strength of our platform and the future we’re building at RAEK.”

Crapes added:

“I’ve had the chance to spend time with Andy and the American Rebel team not just online, but in person at NHRA events and around Nashville. When you’re face-to-face with their fans, you feel how powerful the American Rebel brand truly is. Their customers are loyal, passionate, and proud. It reflects the very growth energy RAEK was created to harness and accelerate. From day one, it was clear that American Rebel and RAEK share the same values, the same drive, and the same belief in the power of connecting directly with people. This investment isn’t just smart, it’s proof that together we can help build something much bigger: a brand that turns fans into customers, customers into advocates, and advocates into lifelong shareholders.”

With RAEK, American Rebel gains more than a data solution, it gains a strategic edge. By converting anonymous website visitors into marketable customer profiles, RAEK empowers brands to replace guesswork with intelligence, reduce acquisition costs, and create deeper, more personalized connections. This type of advantage allows American Rebel to focus on marketing, scaling, and cultivating fans into lifelong customers and shareholders, instead of relying on outdated, third-party data models.

About RAEK

Founded in 2020 and headquartered in Liberty Lake, Washington, RAEK is building the first-party data engine for the AI economy. The company helps businesses collect, resolve, and activate their own customer data in a privacy-first world, turning anonymous website visitors into verified, marketable profiles.

RAEK’s flagship product, EchoID , manages millions of consumer records and is already powering stronger personalization, lower acquisition costs, and new revenue streams for clients across industries. With integrations into leading platforms such as Shopify, Klaviyo, and HubSpot, and no-code tools like Zapier, Make and n8n, RAEK ensures businesses can quickly put first-party data to work inside their existing tech stack.

More than a marketing tool, RAEK provides the structured, permissioned identity layer that artificial intelligence needs to perform. By delivering resolved, compliant, and actionable first-party data, RAEK enables companies to future-proof growth, unlock AI-driven insights, and own the most valuable asset of the digital economy, their customer relationships.

Strategic Alignment

This $1.5 million investment by American Rebel underscores RAEK’s pivotal role in supporting American Rebel’s expansion of branded products. By leveraging advanced first-party data practices, RAEK will help drive targeted customer acquisition and retention in competitive consumer markets. As part of this partnership, the investment will accelerate RAEK’s product development and market penetration, positioning it as a key enabler for American Rebel’s data-driven growth initiatives.

“The synergy between American Rebel and RAEK is undeniable,” Ross concluded. “Together, we’re not just investing in data, we’re investing in the future of how brands like ours build trust, loyalty, and growth in a privacy-first world.”

About American Rebel Holdings, Inc.

American Rebel-America’s Patriotic Brand ( www.americanrebel.com ) began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the launch of American Rebel Light Beer, the company has entered the beverage market to overwhelming success.

Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

American Rebel Holdings, Inc. Investor Relations

ir@americanrebel.com

About American Rebel Light Beer

Based in Nashville, TN. American Rebel Light Beer is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi and now, Minnesota.

For more information about the launch events and the availability of American Rebel Beer, please visit American Rebel Beer or follow us on social media platforms @AmericanRebelBeer.

Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean, and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

●	We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Forward-looking statements in this press release also include, but are not limited to, statements regarding:

●	the anticipated benefits of American Rebel’s strategic investment in RAEK Data, Inc., including expectations that the partnership will enhance American Rebel’s marketing, data-driven growth initiatives, and long-term shareholder value;

●	RAEK’s potential to achieve significant growth in the emerging first-party data and AI-driven economy, including its ability to become a market leader or “unicorn” in its sector;

●	the ability of RAEK’s technology to deliver measurable improvements in customer acquisition, retention, personalization, and compliance;

●	American Rebel’s ability to leverage RAEK’s platform to strengthen customer relationships, cultivate brand advocates, and convert fans into lifelong customers and shareholders;

●	expectations regarding synergies between American Rebel and RAEK, including incremental revenue opportunities, operational efficiencies, and scalability; and

●	assumptions about future demand for first-party data solutions in light of evolving privacy regulations and digital marketing practices.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: benefits of our continued sponsorship of high-profile events; success and availability of promotional activities; our ability to effectively execute our business plan; RAEK’s ability to execute its business plan; the pace of market adoption of first-party data technologies; regulatory changes (including GDPR, CCPA, and other data privacy laws); the growth and application of artificial intelligence technologies; our ability to integrate and benefit from our investment in RAEK; and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024, and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025.

The Company appeared before a Nasdaq panel on September 30, 2025, to address its stockholder equity deficiency, which was not cured prior to the expiration of the 180-day extension in August 2025. Since June 30, 2025, the Company has initiated multiple transactions—including debt conversions, minority equity investments, and equity issuances—that were not reflected in its Q2 FY2025 Form 10-Q. Management believes these actions have collectively positioned the Company above the $2.5 million minimum stockholder equity threshold required by Nasdaq. The Company is now awaiting the panel’s decision, which will be based upon both the Company’s presentation and the Nasdaq staff’s recommendations. However, there can be no assurance that the panel will concur with management’s position or render a favorable ruling.

Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contact:

Investor Relations

American Rebel Holdings, Inc.

ir@americanrebel.com